Volaris Reports May 2024 Traffic Results:

86% Load Factor

Mexico City, Mexico, June 6, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its May 2024 preliminary traffic results.

In May 2024, Volaris' ASM capacity decreased by 17.5% year-over-year due to the accelerated Pratt & Whitney engine inspections and the resulting aircraft groundings. However, load factor increased by 1.6 pp YoY to 86.1%, as RPMs decreased by less than capacity. Mexican domestic RPMs decreased by 22.0%, while international RPMs decreased by 3.6%. Volaris transported 2.4 million passengers during the month.

Enrique Beltranena, Volaris’ President, and CEO said: “Despite limitations in capacity growth due to fleet availability, we have successfully increased capacity in the U.S.-Mexico transborder market while optimizing our entire network. The international market now represents over 40% of our total capacity, leveraging our ability to generate US dollar sales. Further, our strategic adjustments to the domestic network are yielding promising results. Booking trends for the remainder of the second quarter are meeting our expectations and showing robust performance.”

	May 2024	May 2023	Variance	YTD May 2024	YTD May 2023	Variance
RPMs (million, scheduled & charter)
Domestic	1,469	1,883	-22.0%	7,211	9,395	-23.2%
International	890	924	-3.6%	4,538	4,330	4.8%
Total	2,360	2,807	-15.9%	11,749	13,725	-14.4%
ASMs (million, scheduled & charter)
Domestic	1,626	2,211	-26.5%	7,962	11,003	-27.6%
International	1,114	1,109	0.4%	5,642	5,130	10.0%
Total	2,739	3,320	-17.5%	13,604	16,133	-15.7%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	90.4%	85.2%	5.2 pp	90.6%	85.4%	5.2 pp
International	79.9%	83.3%	(3.4) pp	80.4%	84.4%	(4.0) pp
Total	86.1%	84.5%	1.6 pp	86.4%	85.1%	1.3 pp
Passengers (thousand, scheduled & charter)
Domestic	1,797	2,186	-17.8%	8,498	10,894	-22.0%
International	603	630	-4.3%	3,104	2,988	3.9%
Total	2,400	2,816	-14.8%	11,602	13,882	-16.4%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 197 and its fleet from 4 to 134 aircraft. Volaris offers more than 460 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.